Exhibit 12.1
PlanetOut Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

						Nine months
	Year ended December 31,					ended
	2001	2002	2003	2004	2005	September 30, 2006
						(Unaudited)

Net income (loss) from operations as reported	$(15,644)	$(7,807)	$(423)	$449	$2,043	$(1,655)
Add: Fixed charges	836	112	193	1,713	238	616

Earnings as defined	$(14,808)	$(7,695)	$(230)	$2,162	$2,281	$(1,039)

Fixed charges	$836	$112	$193	$1,713	$238	$616

Ratio of earnings to fixed charges (1)	—	—	—	1.3 x	9.6 x	—

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2001 through 2003 and for the nine months ended September 30, 2006 by amounts equal to the net loss for the period.